Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website.

www.charterresourcecenter.com

Today, Charter submitted responses to opposition filed with the FCC during the public comment period. Below is a summary of the key arguments.

Significant Benefits
The Transaction Will Deliver a Pro-Consumer, Pro-Broadband and Pro-OVD Communications Platform.

•	Numerous commenters including independent programmers, diversity organizations, local businesses and community leaders support the transaction.

•	Almost all of those who have criticized the transaction are seeking conditions rather than outright denial.

•	The transaction will increase competition in broadband, video, enterprise service and wireless markets.

New Charter Will Enhance Broadband Service, Innovation and Competition for the Benefit of Consumers and Businesses.

•	New Charter will more quickly innovate, transition to all-digital and deploy consumer friendly broadband speeds and policies across all TWC and BHN markets.

◦	TWC’s announced plans to bring faster service apply only to some areas it serves, and even with those upgrades, the minimum broadband speeds offered by Charter are still faster.

◦
Charter’s commitment to upgrade all TWC and BHN customers to digital will advance the rollout of its cloud-based Spectrum Guide and innovative Worldbox, enabling New Charter to offer improved video services at more competitive prices.

•	The transaction will spread consumer-friendly and OVD-friendly broadband practices to over 14 million homes.

◦
Industry leading interconnection practices, no data caps or usage based billing, and faster minimum broadband speeds will be enshrined across the New Charter footprint, expanding the reach of these policies almost fourfold.

•
With greater geographic reach and denser regional footprints, as well as its $2.5 billion commitment to expanded build-out, New Charter will be able to deliver improved services and lower prices to businesses across the country.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

•
New Charter will increase competition in the wireless market and enable its broadband customers to purchase less expensive, lower-data packages from wireless carriers, by deploying over 300,000 out-of-home Wi-Fi access points.

◦
The transaction will give the company scale to justify partnering with a holder of licensed spectrum for a Wi-Fi first service or buying spectrum to add a wireless service to its existing triple play bundle.

New Charter Will Be a Better Platform for OVDs.

•	Broadband subscribership will be the leading driver of growth; the popularity of OVDs makes consumers appreciate our fast speeds.

•	New Charter will have no national programming interests and does not gain by favoring its video business over its broadband business, and thus no incentive to harm OVDs.

•	Charter views over-the-top content as complimentary to its MVPD service, allowing it to better compete against satellite and other video providers.

◦	Charter developed a state-of-the-art, cloud-based Spectrum Guide which could enable OVD content to be accessed along with Charter’s video offerings as part of a seamless viewing experience.

◦	Charter’s Spectrum TV App is available on Roku, which enables consumers to avoid needing a set top box from Charter.

•	Charter’s history predicts a future of friendliness with OVDs.

◦	New Charter will bring its current practices to the merged company: settlement-free peering, fast minimum broadband speeds, no data caps, no usage-based billing, no modem or early termination fees.

New Charter Will Add Jobs to the U.S. Economy.

•
New Charter will create thousands of U.S.-based jobs by returning TWC and BHN call center jobs to the U.S and hiring customer facing employees for call centers and field technician operations located throughout the country.

◦	Charter’s in-sourced workforce is better trained, incentivized and equipped to serve customers.

◦	New Charter is committed to supporting diversity, skill-building and retention in its workforce.

The Transaction Will Expand Access to Broadband for Low-Income Americans.

•
New Charter will expand Bright House Networks’ low-income broadband service to the current Charter and TWC footprint, increase the speed, expand eligibility, and continue to offer the service at a significant discount.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

Absence of Harms
The Transaction Will Not Harm Broadband Competition.

•	The broadband market is dynamic with multiple providers competing to deliver faster and better broadband.

◦	In its recent AT&T-DirecTV order, the FCC considered speeds down to 10 Mbps, rather than 25 Mbps and above, as relevant to AT&T’s market share.

◦
New Charter will serve 21 percent of wireline broadband customers, which is less than Comcast and only slightly more than AT&T. New Charter would serve less than 30 percent of broadband subscribers getting 25 Mbps and above.

◦	AT&T, CenturyLink and Google are strong competitors and all have plans to grow significantly within New Charter’s footprint.

New Charter Will Not Pose Harm to Programmers.

•	New Charter will have no significant national programming and will serve only 17 percent of video subscribers, fewer than AT&T and Comcast.

◦	In its review of the AT&T-DirecTV merger, the FCC determined that the company’s minor programming interests raised “few, if any, vertical integration concerns.” The same is true for New Charter.

•	Liberty’s programming interests do not present any anti-competitive threat.

◦	New Charter will have no incentive to benefit programming interests that it does not own and for which it receives no benefit.

◦
As our detailed economic report shows, Dr. Malone will have no incentive to use New Charter to benefit his cable programming interests or vice versa; nor will he have the ability given New Charter’s strict governance rules and applicable FCC rules.

New Charter’s Programming Cost Savings Will Benefit Its Customers, Not Disadvantage Smaller Providers.

•	Programming cost savings will benefit New Charter’s customers in the form of more competitive subscriber fees and increased investment in infrastructure and innovation.

•	The transaction will not increase programming costs for smaller providers.

◦	Programmers have already bargained for the maximum fees they can get from smaller distributors.

◦	In the AT&T-DirecTV transaction, the FCC said to the extent volume discounts are a problem, the issue is not transaction specific and would be better addressed in an industry-wide proceeding.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com

New Charter’s Debt Is Not Too Risky.

•	New Charter is taking on debt for good reason; to finance two mergers that will increase competition.

•	New Charter’s debt levels will not be unusual and will be lower than some of its peers.

•	New Charter’s plans to deleverage rely on EBITDA and cash flow growth, not rate increases.

Claims That New Charter Would Create a Duopoly with Comcast Are Baseless.

•	New Charter is differently situated than Comcast.

◦	Charter’s broadband customer practices are intentionally designed for online video.

◦	New Charter does not have significant programming interests to protect.

◦	Charter wants to provide its video subscribers with access to OVD content, which it views as complementary.

◦	Charter has chosen to develop a cloud-based delivery system - as opposed to a CPE centric one like Xfinity - which will enable us to partner more cost effectively with OVDs.

Important Information for Investors and Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.
###

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com